UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


           Filed pursuant to Section 16(a) of the Securities Exchange
            Act of 1934, Section 17(a) of the Public Utility Holding
                             Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940



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   1.    Name and Address of        Schrader,         William            L.
         Reporting Person           --------------------------------------------
                                     (Last)            (First)          (Middle)

                                    c/o PSINet Inc.
                                    510 Huntmar Park Drive
                                    --------------------------------------------
                                                (Street)

                                    Herndon           Virginia             20170
                                    --------------------------------------------
                                    (City)            (State)              (Zip)

*If the form is filed by more than one reporting person, see
  Instruction 5(b)(v).
-----    ---------------------      --------------------------------------------
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   2.    Date of Event                  8/22/99
         Requiring Statement        (Month/Day/Year)

-----    --------------------       --------------------------------------------
-----    ---------------------      --------------------------------------------

   3.    IRS or Social Security
         Number of Reporting
         Person (Voluntary)


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


FORM 3 (continued)

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   4.    Issuer Name and Ticker or         Transaction Network Systems, Inc.
         Trading Symbol                          TNI

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   5.    Relationship of Reporting       ___ Director       ___ 10% Owner
         Person(s) to Issuer             ___ Officer (give  __X_ Other (specify
             (Check all applicable)            title below)               below)

                                         Holder of Proxy to Vote 15.2% of shares

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   6.    If Amendment, Date of
         Original (Month/Day/Year)  ___/___/___

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   7.    Individual or Joint/Group  __X_ Form filed by One Reporting Person
         Filing (1)                 ___ Form filed by More than One Reporting
          (Check Applicable Line)          Person

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--------------------------------------------------------------------------------


             Table I - Non-Derivative Securities Beneficially Owned

1.  Title of Security      2.  Amount of Securities   3.  Ownership Form:       4.  Nature of Indirect
      (Instr. 4)               Benficially Owned          Direct (D) or             Beneficial
                               (Instr. 4)                 Indirect (I)              Ownership
                                                          (Instr. 5)                (Instr. 5)
----------------------     -----------------------    -----------------------   ---------------------

Common Stock                  2,241,669 (1)               I                      Right to vote shares

----------------------     -----------------------    -----------------------   ---------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



    Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

-----    ---------------------   --------------------------------------------------------------------------------

1.  Title of Derivative          2.  Date Exercisable and          3.  Title and Amount of Securities
    Security (Instr. 4)              Expiration Date                   Underlying Derivative Security
                                     (Month/Day/Year)                  (Instr. 4)
                                 ------------------------------    ------------------------------------------
                                 Date           Expiration           Title            Amount or Number
                                 Exercisable    Date                                of Shares
                                 -----------    -------------      --------------    ------------------------
-----------------------------------------------------------------------------------------------------------------

4.  Conversion or Exercise       5. Ownership Form of Derivative   6. Nature of Indirect Beneficial
    Price of Derivative             Security: Direct (D) or           Ownership
    Security                        Indirect (I)                      (Instr. 5)
                                    (Instr. 5)
---------------------------      -------------------------------   -------------------------------------------------

------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) PSINet Inc., William L. Schrader and Harold S. Wills were each named as proxy and attorney-in-fact to vote the reported shares of the common stock of Transaction Network Services, Inc. ("TNI") with respect to certain matters relating to the merger of TNI with and into a wholly-owned subsidiary of PSINet
Inc. The TNI shareholders granting the proxy are: Jurgen Manchot, William N.
Melton, John J. McDonnell, Jr., the John J. McDonnell, Jr. and Marian J.
McDonnell Charitable Foundation, and McDonnell & Associates L.P.  Includes
237,553 shares that the TNI shareholders have a right to acquire through exercise of stock options. Mr. Schrader disclaims beneficial ownership of the reported shares of TNI common stock.


                                                   Date: September 1, 1999

** International misstatements or omissions        /s/William L. Schrader
of facts constitute Federal Criminal Violations.   ---------------------------
See 18 U.S.C. 1001 and 15 U.S.C. 781(A)          **Signature of Reporting Person